31 July 2007

ISSUED ON BEHALF OF REED ELSEVIER PLC

Total Voting Rights

As at the date of this announcement, Reed Elsevier PLC’s capital consists of 1,303,554,988 ordinary shares of 12.5p each. Reed Elsevier PLC holds 22,928,500 ordinary shares in Treasury. Therefore, the total number of voting rights in Reed Elsevier PLC is 1,280,626,488.

The above figure (1,280,626,488) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Reed Elsevier PLC under the FSA’s Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

Margaret Woods 020 7166 5613
Assistant Company Secretary
Reed Elsevier PLC